

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 19, 2008

William Markert
Chief Financial Officer
Securus Technologies, Inc.
14651 Dallas Parkway
Suite 600
Dallas, TX 75254-8815

> **RE:** **Securus Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-124962**

Dear Mr. Markert:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director